80 XY

04019455

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerTec USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tara Maw 201-209-7820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

MAIL PROCESSING SECTION JUN 14 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tara Maw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerTec USA, LLC, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of ICAP North America Inc.)
Statement of Financial Condition
March 31, 2004

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of ICAP North America Inc.)
Index
March 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
BrokerTec USA, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BrokerTec USA, L.L.C at March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 10, 2004

BrokerTec USA, L.L.C.
(A wholly owned subsidiary of ICAP North America Inc.)
Statement of Financial Condition
March 31, 2004

Assets	
Cash and cash equivalents	$54,600,536
Securities owned, at fair value	9,966,953
Receivables from broker-dealers, net of allowance for doubtful accounts	63,571,392
Receivable from affiliate	3,360,624
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization	4,898,848
Software developed for internal use, at cost, net of accumulated amortization	17,502,305
Prepaid expenses and other assets	7,784,541
Total assets	$161,685,199
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	$17,134,891
Accrued compensation expense	4,686,665
Payable to broker-dealers and clearing organization	59,457,556
Payable to affiliates	2,568,192
Obligation for capital leases	3,882,829
Total liabilities	87,730,133
Commitments and contingent liabilities (Note 6)	
Member's equity	73,955,066
Total liabilities and member's equity	$161,685,199

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

BrokerTec USA, L.L.C. (the "Company"), a Delaware limited liability company, operates an electronic inter-dealer trading system for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company also generates revenue by providing market data to market data distributors.

On May 7, 2003, the Company was purchased by and became a wholly owned subsidiary of ICAP North America Inc. ("INA" or the "Parent"). The goodwill associated with the purchase has been recorded on the books of INA and the related purchase accounting adjustments have not been pushed down to the Company.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents at March 31, 2004 includes an overnight investment of approximately $51.0 million with one major financial institution.

Securities owned
Securities owned are comprised of U.S. Treasury obligations which are carried at fair value.

Allowance for doubtful accounts
An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance for doubtful accounts as of March 31, 2004 is $1.4 million.

Fair value of financial instruments
Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of fair value of financial instruments, including assets and liabilities recognized in the Statement of Financial Condition. Management estimates that the carrying value of financial instruments recognized in the Statement of Financial Condition approximates their fair value, as such financial instruments are short-term in nature or bear interest at current market rates.

Assets held as collateral
Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $6.9 million, are not reflected in the Statement of Financial Condition. As of March 31, 2004, the Company has not pledged or re-pledged any assets.

Depreciation and amortization
Fixed assets and leasehold improvements are being depreciated and amortized on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of three years or the remaining license term, whichever is shorter.

Securities failed-to-deliver/receive
Securities failed-to-deliver/receive result from the Company acting as an agent between undisclosed principals in matched transactions that have failed to settle. The Company offsets securities failed-to-deliver/receive of the same security with the same counterparty.

Income taxes
The Company is party to a Tax Sharing Agreement (the "Agreement") with the Parent and affiliated entities and is included in the consolidated federal and combined state and local tax returns filed by the Parent. Under the Agreement, the Company is required to remit quarterly payments to the Parent in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity party to the Agreement were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances may be established, if necessary, to reduce deferred tax assets to the amounts expected to be realized.

Use of estimates
The preparation of the financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Receivables from and Payable to Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at March 31, 2004 consist of the following:

	Receivable	Payable
Commissions	$9,916,266	$4,246,207
Clearing fees	744,691	16,000
Failed-to-deliver/receive	52,735,491	52,748,710
Other	174,944	2,446,639
	$63,571,392	$59,457,556

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at March 31, 2004 consist of the following:

Leasehold improvements	$3,638,840
Computer equipment (Note 6)	9,036,943
Trading network hardware (Note 6)	6,713,915
Furniture and fixtures	737,723
Office equipment	267,812
	20,395,233
Less - Accumulated depreciation and amortization	(15,496,385)
	$4,898,848

5. Software Developed for Internal Use

The Company has adopted Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter. Accumulated amortization as of March 31, 2004 totaled $19.0 million.

6. Commitments and Contingent Liabilities

Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
For the year ended March 31,			
2005	$1,151,313	$436,051	$1,587,364
2006	1,169,940	156,333	1,326,273
2007	1,169,940	-	1,169,940
2008	1,203,594	-	1,203,594
2009	1,203,594	-	1,203,594
Thereafter	2,351,461	-	2,351,461
	$8,249,842	$592,384	$8,842,226

Certain leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided irrevocable letters of credit totaling approximately $700,000, which are fully collateralized by U.S. Treasury obligations, as security for two of its office leases.

The Company also has entered into agreements for payment for the hardware components of its electronic trading network and certain computer equipment, which are being accounted for as capital leases. Future minimum commitments under these agreements are as follows:

	Total
For the year ended March 31,	
2005	$3,596,536
2006	1,503,390
Total minimum payments	5,099,926
Less: Amount representing estimated maintenance	(973,800)
Less: Amount representing estimated interest	(243,297)
Present value of minimum payments	$3,882,829

Facility Management and Support Services

The Company has agreements with a technology company for the provision of facility management and support services for its electronic trading network. Included within Accrued expenses and other liabilities in the Statement of Financial Condition is $4.2 million related to these agreements at March 31, 2004. Future anticipated commitments under these agreements are estimated as follows:

	Total
For the year ended March 31,	
2005	$11,938,088
2006	2,672,639
	$14,610,727

The agreements contain certain clauses whereby the anticipated commitments may be increased based on the addition of certain other functionalities and features.

Other

In June 2003, the Company was named in a lawsuit in connection with an alleged infringement of US Patent number 6,560,580. The Company has rejected the claim and in January 2004 the United States District Court for the District of Delaware denied the claimant's request for a preliminary injunction. The action continues and is expected to be heard in 2005.

On May 27, 2004, a co-defendant announced that as part of the court proceedings the claimant had now stated its damage claims against the defendents, including the Company, to be an amount of up to $64.0 million as of March 31, 2004.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Company, but based on current available information and after consultation with the Company's lawyers, management expects a successful outcome for the Company.

7. Related Party Transactions

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of Garban LLC ("Garban"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the Garban level.

Receivable from affiliate includes $3.4 million due from BrokerTec Europe, Ltd for certain expenses incurred and revenues collected on the Company's behalf. Payable to affiliates includes approximately $2.0 million due to the Parent for certain operating expenditures paid on the Company's behalf and approximately $541,000 due to Garban for clearing fees pursuant to the FICC membership.

8. Income Taxes

At March 31, 2004, the deferred tax asset of $4.2 million primarily relates to the temporary differences between tax and financial reporting bases of accrued compensation, deferred compensation, allowance for doubtful accounts and software developed for internal use. As of March 31, 2004, there was no valuation allowance against the deferred tax asset because, based on available evidence, management believes that it is more likely than not that the deferred tax asset will be realized.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2004, the Company had net capital of $33.4 million, which was $31.3 million in excess of its required net capital of $2.2 million. The Company's ratio of aggregate indebtedness to net capital was .98 to 1.

The Company is also subject to SEC Rule 15c3-3. At March 31, 2004, the Company had no deposit requirement with respect to customers. The Company has customer assets on deposit as collateral for trade settlement with a market value of approximately $2.1 million, which are not recorded on the Company's Statement of Financial Condition (Note 2).

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers ("PAIB"). At March 31, 2004, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $2.7 million, which are not recorded on the Company's Statement of Financial Condition (Note 2).

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company clears all of its transactions with FICC through an affiliated clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. In addition, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2004, the Company has not recorded a liability. The clearing brokers' right to charge applies to all trades executed through the clearing broker and has no maximum amount, and as such the Company believes that there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.